The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX: J26397 SWIFT Address: MTRBJPJT



December 26, 2002

Office o
Division
Securitie
450 Fifth
Washingt
U.S.A.



The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677



Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

## BUSINESS RESULTS FOR THE 1ST HALF OF FISCAL YEAR 2002 (FROM APRIL 1, 2002 TO SEPTEMBER 30, 2002)

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479



dlw 1/7

# Mitsui Trust Holdings, Inc.

Business Results for the First Half of Fiscal Year Ended September 30, 2002 <Non-Consolidated>

33-1,Shiba 3-chome, Minato-ku, Tokyo 105-8574 Japan
Listed Stock Exchanges: Tokyo,Osaka,Nagoya
Stock Code Number: 8309
(URL http://www.mitsuitrust-fg.co.jp/)
Date of Board of Directors' Meeting: November 25, 2002
President: Kiichiro Furusawa

*for further information*
Deputy General Manager of
General Planning Department
Koichi Omata
phone : Tokyo (03)5232-8642

1.Business Results for the 1st Half of Fiscal Year 2002 (from April 1, 2002 to September 30 , 2002 )

(1)Business Results

<Note>Amounts less than one million yen are omitted.

| | Operating Income | (year on year change) | Operating Profits | (year on year change) | Ordinary Profits | (year on year change) | Net Income | (year on year change) |
|---|---|---|---|---|---|---|---|---|
| | yen in millions | % | yen in millions | % | yen in millions | % | yen in millions | % |
| 1st Half '02 | 3,788 | - | -823 | - | 10,584 | - | 8,626 | - |
| 1st Half '01 | - | - | - | - | - | - | - | - |
| '01 | 1,046 | | 727 | | 22,315 | | 15,915 | |

| | Net Income per Common Share |
|---|---|
| | yen |
| 1st Half '02 | 10.54 |
| 1st Half '01 | - - |
| '01 | 12.99 |

*Note:* 1.Average Number of Common Shares Outstanding

| | | |
|---|---|---|
| 1st Half of Year Ended September 30,2002 | : | 818,659,713 shares |
| 1st Half of Year Ended September 30,2001 | : | - shares |
| The Year Ended March 31,2002 | : | 818,681,336 shares |

(2)Dividend Payment per Common Share

| | Interim Dividend per Share | Annual Dividend per Share |
|---|---|---|
| | yen | yen |
| 1st Half '02 | 0.00 | - |
| 1st Half '01 | - | - |
| '01 | - | 2.50 |

(3)Financial Position

| | Total Assets | Net Capital | Net Capital Ratio | Net Capital per Common Share |
|---|---|---|---|---|
| | yen in millions | yen in millions | % | yen |
| 1st Half '02 | 869,322 | 520,698 | 59.9 | 108.05 |
| 1st Half '01 | — | — | — | — |
| '01 | 884,379 | 519,415 | 58.7 | 106.46 |

*Note:* 1.Number of Common Shares Issued at

| | | |
|---|---|---|
| 1st Half of Year Ended September 30,2002 | : | 818,821,059 shares |
| 1st Half of Year Ended September 30,2001 | : | - shares |
| The Year Ended March 31,2002 | : | 818,795,606 shares |

2.Number of Treasury Shares at

| | | |
|---|---|---|
| 1st Half of Year Ended September 30,2002 | : | 242,654 shares |
| 1st Half of Year Ended September 30,2001 | : | - shares |
| The Year Ended March 31,2002 | : | 55,164 shares |

2. Estimate for This Fiscal Year (from April 1 , 2002 to March 31 , 2003)

| | Operating Income | Ordinary Profits | Net Income | Dividend Payment per Common Share | |
|---|---|---|---|---|---|
| | | | | Year-end | |
| | yen in millions | yen in millions | yen in millions | yen | yen |
| Annual | 7,000 | 10,000 | 7,500 | 5.00 | 5.00 |

Estimate of Net Income per Common Share: 2.71 yen

The above estimate is based on information available at this moment and plan. Actual result may differ from the estimate , depending on future events.

# The Mitsui Trust Holdings, Inc.

## Non-consolidated Balance Sheet

(yen in millions)

| | 1st Half '02 | (%) | '01 | (%) |
|---|---|---|---|---|
| **Assets** | | | | |
| **Current Assets** | | | | |
| Cash and Due from Banks | 0 | | 14,789 | |
| Other Current Assets | 464 | | 114 | |
| Total Current Assets | 464 | 0.1% | 14,903 | 1.7% |
| **Non-current Assets** | | | | |
| Tangible Fixed Assets | 1 | | 1 | |
| Intangible Fixed Assets | 2 | | 2 | |
| Investments | 868,366 | | 868,875 | |
| Investments in Subsidiaries(Stocks) | 586,524 | | 571,272 | |
| Investments in Subsidiaries(Bonds) | 100,000 | | 100,000 | |
| Investments in Subsidiaries(Convertible Bonds) | 3,390 | | 19,490 | |
| Long-term Loans to Subsidiaries | 178,000 | | 178,000 | |
| Other Investments | 451 | | 112 | |
| Total Non-current Assets | 868,370 | 99.8% | 868,879 | 98.2% |
| **Deferred Assets** | | | | |
| Total Deferred Assets | 487 | 0.1% | 596 | 0.1% |
| **Total Assets** | 869,322 | 100.0% | 884,379 | 100.0% |
| **Liabilities** | | | | |
| **Current Liabilities** | | | | |
| Short-term Borrowed Money | 3,701 | | - | |
| Other Current Liabilities | 2,668 | | 6,614 | |
| Total Current Liabilities | 6,370 | 0.7% | 6,614 | 0.7% |
| **Non-Current Liabilities** | | | | |
| Bonds | 160,800 | | 160,800 | |
| Convertible Bonds | 3,255 | | 19,383 | |
| Long-term Borrowed Money | 178,000 | | 178,000 | |
| Other Non-Current Liabilities | 198 | | 166 | |
| Total Non-Current Liabilities | 342,253 | 39.4% | 358,349 | 40.5% |
| **Total Liabilities** | 348,624 | 40.1% | 364,964 | 41.3% |
| **Shareholders' Equity** | | | | |
| **Common Stock and Preferred Stock** | 260,067 | 29.9% | 260,053 | 29.4% |
| **Capital Surplus** | 243,470 | 28.0% | 243,456 | 27.5% |
| **Retained Earnings** | | | | |
| Unappropriated Retained Earnings | 17,216 | | 15,915 | |
| Total Unappropriated Retained Earnings | 17,216 | 2.0% | 15,915 | 1.8% |
| **Treasury stocks** | -56 | -0.0% | -9 | -0.0% |
| **Total Shareholders' Equity** | 520,698 | 59.9% | 519,415 | 58.7% |
| **Total Liabilities and Shareholders' Equity** | 869,322 | 100.0% | 884,379 | 100.0% |

<Note>Amounts less than one million yen are omitted.

# The Mitsui Trust Holdings , Inc.

## Non-consolidated Balance Sheet

(yen in millions)

| | 1st Half '02 | (%) | '01 | (%) |
|---|---|---|---|---|
| **Operating Income** | 3, 788 | 100. 0% | 1, 046 | 100. 0% |
| **Operating Expenses** | 4, 611 | 121. 7% | 319 | 30. 5% |
| General and Administrative Expenses | 1, 150 | | 230 | |
| Other Operating Expenses | 3, 461 | | 88 | |
| **Operating Profits** | -823 | -21. 7% | 727 | 69. 5% |
| **Non-Operating Income** | 11, 744 | 310. 0% | 22, 170 | 2117. 6% |
| Profits of Disposal of Securities | 11, 737 | | 22, 170 | |
| Other Non-Operating Income | 7 | | 0 | |
| **Non-Operating Expenses** | 336 | 8. 9% | 582 | 55. 7% |
| **Ordinary Profits** | 10, 584 | 279. 4% | 22, 315 | 2131. 5% |
| **Income Before Income Taxes** | 10, 584 | 279. 4% | 22, 315 | 2131. 5% |
| **Provision for Income Taxes** | 2, 200 | 58. 1% | 6, 400 | 611. 3% |
| **Deferred Income Taxes** | -242 | -6. 4% | - | - |
| **Net Income** | 8, 626 | 227. 7% | 15, 915 | 1520. 2% |
| **Retained Earnings Brought Forward from the Previous Fiscal Year** | 8, 590 | 226. 8% | - | - |
| **Unappropriated Profits at the End of the Term** | 17, 216 | 454. 5% | 15, 915 | 1520. 2% |

<Note>Amounts less than one million yen are omitted.

# Mitsui Trust Holdings,Inc.

Business Results for the First Half of Fiscal Year Ended September 30, 2002 <Consolidated>

33-1,Shiba 3-chome ,Minato-ku,Tokyo 105-8574 Japan
Listed Stock Exchanges Tokyo, Osaka, Nagoya
Stock Code Number: 8309
(URL: http://www.mitsuitrust-fg.co.jp/)
Date of Board of Directors' Meeting: November 25, 2002
President: Kiichiro Frusawa

*for further information*
Deputy General Manager of
General Planning Department
Koichi Omata
phone : Tokyo (03)5232-8642

1.Business Results for the 1st Half of Fiscal Year 2002 (from April 1, 2002 to September 30 , 2002 )

(1)Business Results

<Note>Amounts less than one million yen are omitted.

| | Ordinary Income | (year on year change) | Ordinary Profits | (year on year change) | Net Income | (year on year change) |
|---|---|---|---|---|---|---|
| | yen in millions | % | yen in millions | % | yen in millions | % |
| 1st Half '02 | 258,249 | - | 35,349 | - | 40,880 | - |
| 1st Half '01 | - | - | - | - | - | - |
| '01 | 532,120 | | -330,084 | | -277,902 | - |

| | Net Income per Common Share | Net Income per Common Share(Diluted) |
|---|---|---|
| | yen | yen |
| 1st Half '02 | 50.19 | 22.79 |
| 1st Half '01 | - | - |
| '01 | -350.61 | - |

*Note:* 1. Net Income(loss) from Unconsolidated Entities by Equity Method
1st Half of Year Ended September 30,2002 : -109million
1st Half of Year Ended September 30,2001 : - million
The Year Ended March 31, 2002 : - million

2. Average Number of Common Shares Outstanding
1st Half of Year Ended September 30,2002 : 814,488,122 shares
1st Half of Year Ended September 30,2001 : - shares
The Year Ended March 31, 2002 : 807,681,892 shares

(2)Financial Position

| | Total Assets | Net Capital | Net Capital Ratio | Net Capital per Common Share | Consolidated BIS Ratio (uniform domestic standard) |
|---|---|---|---|---|---|
| | yen in millions | yen in millions | % | yen | % |
| 1st Half '02 | 12,470,011 | 424,167 | 3.4 | -9.90 | *preliminary* 10.23 |
| 1st Half '01 | - | - | - | - | - |
| '01 | 13,372,836 | 496,181 | 3.7 | 79.28 | 10.59 |

*Note:* Number of Common Shares Issued at
1st Half of Year Ended September 30 2002 : 816,354,410 shares
1st Half of Year Ended September 30 2001 : - shares
The Year Ended March 31,2002 : 806,442,278 shares

(3)Cash Flow Position

| | Net Cash from Operating Activities | Net Cash from Investing Activities | Net Cash from Financing Activities | Cash and Cash Equivalents at the End of Fiscal Year |
|---|---|---|---|---|
| | yen in millions | yen in millions | yen in millions | yen in millions |
| 1st Half '02 | -665,535 | -55,509 | -6,820 | 522,901 |
| 1st Half '01 | - | - | - | - |
| '01 | 531,809 | 512,056 | 40,643 | 1,250,731 |

(4)Basis of Consolidation

Number of Consolidated Subsidiaries: 23
Number of Unconsolidated Subsidiaries Accounted for Equity Method : -
Number of Affiliates Accounted for Equity Method : 2

(5)Change in Number of Subsidiaries and Affiliates

Consolidated Subsidiaries : -
Number of Affiliates for Equity Method : Increased by 2

2. Estimate for This Fiscal Year (from April 1 , 2002 to March 31 , 2003)

| | Ordinary Income | Ordinary Profits | Net Income |
|---|---|---|---|
| | yen in millions | yen in millions | yen in millions |
| Annual | 535,000 | 70,000 | 55,000 |

Estimate of Net Income per Common Share : 60.91yen

# Mitsui Trust Holdings, Inc.

Consolidated Balance Sheets

(Banking Account) ( yen in millions)

| | 1st Half '02 (A) | '01(B) | (A)-(B) |
|---|---|---|---|
| **Assets** | | | |
| Cash and Due from Banks | 594,484 | 1,321,074 | -726,590 |
| Call Loans and Bills Bought | - | 96 | -96 |
| Receivables under Resale Agreements | 99,999 | 5,003 | 94,996 |
| Receivables under securities borrowing transactions | 4,620 | - | 4,620 |
| Trading Assets | 13,650 | 12,186 | 1,464 |
| Money Held in Trust | 73,480 | 83,928 | -10,448 |
| Investment Securities | 3,328,888 | 3,436,926 | -108,038 |
| Loans and Bills Discounted | 7,238,607 | 7,416,077 | -177,469 |
| Foreign Exchanges | 4,774 | 4,855 | -81 |
| Other Assets | 317,486 | 299,746 | 17,739 |
| Premises and Equipment | 262,115 | 275,968 | -13,853 |
| Deferred Tax Assets | 432,858 | 390,276 | 42,581 |
| Customers' Liabilities for Acceptances and Guarantees | 262,262 | 306,927 | -44,664 |
| Reserve for Possible Loan Losses | -163,214 | -180,230 | 17,015 |
| Reserve for Possible Losses on Investment Securities | - | -0 | 0 |
| **Total Assets** | **12,470,011** | **13,372,836** | **-902,824** |
| **Liabilities** | | | |
| Deposits | 8,051,301 | 7,479,887 | 571,413 |
| Negotiable Certificates of Deposit | 248,700 | 262,580 | -13,880 |
| Call Money and Bills Sold | 161,400 | 586,500 | -425,100 |
| Payables under securities lending transactions | 129,786 | - | 129,786 |
| Trading Liabilities | 12,582 | 5,775 | 6,807 |
| Borrowed Money | 429,091 | 434,810 | -5,718 |
| Foreign Exchanges | 7 | 27 | -19 |
| Bonds and Notes | 138,902 | 123,130 | 15,771 |
| Convertible Bonds and Notes | 3,255 | 19,383 | -16,128 |
| Payable to Trust Account | 2,416,348 | 3,085,291 | -668,943 |
| Other Liabilities | 107,395 | 482,999 | -375,604 |
| Reserve for Bonuses | 3,641 | 4,080 | -439 |
| Reserve for Retirement Benefits | 1,679 | 8,645 | -6,965 |
| Reserve for Possible Losses on Loans Sold to CCPC | 7,490 | 7,167 | 322 |
| Other Reserves | - | 0 | -0 |
| Deferred Tax Liabilities | 871 | 654 | 217 |
| Deferred Tax Liabilities for Land Revaluation | 3,089 | 3,193 | -103 |
| Acceptances and Guarantees | 262,262 | 306,927 | -44,664 |
| **Total Liabilities** | **11,977,806** | **12,811,054** | **-833,248** |
| **Minority Interest in Consolidated Subsidiaries** | | | |
| Minority Interest in Consolidated Subsidiaries | **68,037** | **65,600** | **2,437** |
| **Stockholders' Equity** | | | |
| Common and Preferred Stock | 260,067 | 260,053 | 14 |
| Capital Surplus | 227,325 | 358,960 | -131,634 |
| Retained Earnings | 41,008 | -124,455 | 165,464 |
| Land Revaluation Reserve | 4,740 | 4,939 | -198 |
| Net Unrealized Gains on Securities Available for Sale , Net of Taxes | -107,549 | 472 | -108,021 |
| Foreign Currency Translation Adjustments | -938 | -972 | 33 |
| Treasury Stock | -486 | -2,815 | 2,328 |
| **Total Stockholders' Equity** | **424,167** | **496,181** | **-72,013** |
| **Total Liabilities , Minority Interest in Consolidated Subsidiaries and Stockholders' Equity** | **12,470,011** | **13,372,836** | **-902,824** |

<Note>Amounts less than one million yen are omitted.

# Mitsui Trust Holdings,Inc.

Consolidated Statements of Income

(Banking Account) (yen in millions )

| | 1st Half '02 | '01 |
|---|---|---|
| **Ordinary Income** | **258,249** | **532,120** |
| Trust Fees | 50,362 | 104,118 |
| Interest Income | 84,570 | 192,784 |
| Interest on Loans and Bills Discounted | 60,975 | 129,089 |
| Interest and Dividends on Securities | 22,798 | 60,823 |
| Fees and Commissions Received | 28,141 | 57,686 |
| Trading Revenue | 274 | 645 |
| Other Operating Income | 37,568 | 53,640 |
| Other Income | 57,333 | 123,245 |
| **Ordinary Expenses** | **222,900** | **862,204** |
| Interest Expenses | 34,368 | 96,780 |
| Interest on Deposits | 15,451 | 37,487 |
| Fees and Commissions Paid | 1,754 | 6,861 |
| Trading Expenses | - | 223 |
| Other Operating Expenses | 600 | 2,142 |
| General and Administrative Expenses | 80,033 | 172,967 |
| Other Expenses | 106,142 | 583,229 |
| **Ordinary Profits** | **35,349** | **-330,084** |
| **Extraordinary Profits** | **2,409** | **8,615** |
| **Extraordinary Losses** | **9,349** | **95,681** |
| **Income before Income Taxes and Minority Interests** | **28,409** | **-417,149** |
| **Provision for Income Taxes** | **4,108** | **11,145** |
| **Deferred Income Taxes** | **-18,359** | **-150,992** |
| **Minority Interests in Net Income** | **1,780** | **599** |
| **Net Income** | **40,880** | **-277,902** |

<Note>Amounts less than one million yen are omitted.

**Mitsui Trust Holdings,Inc.**

Consolidated Statements of Capital Surplus and Retained Earnings

(Banking Account) (yen in millions)

| | 1st Half '02 | '01 |
|---|---|---|
| **Balance at Beginning of the Period** | - | **157,939** |
| **Increase of Retained Earnings** | - | **1,226** |
| Increase in Retained Earnings Due to Change in Share Interest Ratio of Subsidiaries | - | 772 |
| Transfer from Land Revaluation Reserve | - | 453 |
| **Decrease of Retained Earnings** | - | **5,719** |
| Decrease in Retained Earnings Due to Exclusion of Subsidiaries from Consolidation | - | 1,053 |
| Dividend declared | - | 4,665 |
| **Net Loss** | - | **277,902** |
| **Balance at End of the Period** | - | **-124,455** |
| | | |
| **Capital Surplus:** | | |
| **Capital Surplus at Beginning of the Period** | **358,960** | - |
| **Increase of Capital Surplus** | **14** | - |
| Conversion of Convertible Bonds and Notes | 14 | - |
| **Decrease of Capital Surplus** | **131,648** | - |
| Transfer to Retained Earnings | 131,648 | - |
| **Capital Surplus at End of the Period** | **227,325** | - |
| | | |
| **Retained Earnings:** | | |
| **Retained Earnings at Beginning of the Period** | **-124,455** | - |
| **Increase of Retained Earnings** | **172,831** | - |
| Net Income | 40,880 | - |
| Transfer from Capital Reserve | 131,648 | - |
| Transfer from Land Revaluation Reserve | 302 | - |
| **Decrease of Retained Earnings** | **7,366** | - |
| Dividend declared | 7,294 | - |
| Losses on Disposal of Treasury Stocks | 71 | - |
| **Retained Earnings at End of the Period** | **41,008** | - |

<Note>Amounts less than one million yen are omitted.

## Mitsui Trust Holdings,Inc.
Consolidated Statement of Cash Flows

(Banking Account) (yen in millions)

| | 1st Half '02 | '01 |
|---|---|---|
| **I. Cash Flows from Operating Activities :** | | |
| Net Income Before Income Taxes and Minority Interests | 28,409 | -417,149 |
| Depreciation and Amortization | 24,357 | 50,842 |
| Goodwill Amortization | - | 98 |
| Equity in Earnings of affiliates | 109 | - |
| Provision for Reserve for Possible Loan Losses | -12,682 | 41,936 |
| Provision for Reserve for Possible Losses on Investment Securities | -0 | -190 |
| Provision for Reserve for Possible Losses on Loans Sold to CCPC | 322 | -1,578 |
| Provision for Reserve for Bonuses | -439 | 4,152 |
| Provision for Retirement Benefits | 35,631 | -2,193 |
| Provision for Possible Foreign Exchange Losses on Trust Account | - | -26,760 |
| Accrued Interest and Dividend Income | -84,570 | -192,784 |
| Accrued Interest Expenses | 34,368 | 96,780 |
| Investment Securities Losses (Gains) - Net | -21,633 | 320,319 |
| Losses (Gains) on Money Held in Trust | -877 | -457 |
| Foreign Exchange Losses (Gains) - Net | 11,727 | -20,443 |
| Losses (Gains) on Sales of Premises and Equipment | 1,338 | 3,304 |
| Net Decrease (Increase) in Trading Assets | -1,464 | -4,420 |
| Net Increase (Decrease) in Trading Liabilities | 6,807 | 568 |
| Net Decrease (Increase) in Loans and Bills Discounted | 177,469 | 312,269 |
| Net Increase (Decrease) in Deposits | 571,413 | -50,517 |
| Net Increase (Decrease) in Negotiable Certificates of Deposits | -13,880 | -70,972 |
| Net Increase (Decrease) in Borrowed Money (Excluding Subordinated Borrowings) | -5,718 | -24,465 |
| Net Decrease (Increase) in Interest-Earning Deposits in Other Banks | -1,239 | 256,652 |
| Net Decrease (Increase) in Call Loans and Others | -94,900 | 175,164 |
| Net Increase (Decrease) in Deposit for Securities Borrowing Transactions | 1,350 | -5,970 |
| Net Increase (Decrease) in Call Money and Others | -425,100 | 534,988 |
| Net Increase (Decrease) in Deposit for Securities Lending Transactions | -117,575 | 247,362 |
| Net Decrease (Increase) in Foreign Exchanges (Assets) | 81 | 8,529 |
| Net Increase (Decrease) in Foreign Exchanges (Liabilities) | -19 | -26 |
| Net Increase (Decrease) in Payable to Trust Account | -668,943 | -831,773 |
| Interest and Dividends Received | 92,816 | 210,050 |
| Interest Paid | -37,661 | -110,513 |
| Other-Net | -155,296 | 33,579 |
| **Subtotal** | **-655,798** | **536,383** |
| Income Taxes Paid | -9,736 | -4,573 |
| **Net Cash from Operating Activities** | **-665,535** | **531,809** |

<Note>Amounts less than one million yen are omitted.

| | 1st Half '02 | '01 |
|---|---|---|
| **II. Cash Flows from Investing Activities :** | | |
| Purchases of Investment Securities | -3,797,088 | -3,276,648 |
| Sales of Investment Securities | 2,983,606 | 2,273,666 |
| Redemptions of Investment Securities | 751,053 | 1,539,248 |
| Increase in Money Held in Trust | -5,277 | -2,512 |
| Decrease in Money Held in Trust | 17,296 | 17,251 |
| Purchases of Premises and Equipment | -18,051 | -46,406 |
| Proceeds from Sales of Premises and Equipment | 12,952 | 15,030 |
| Purchases of Equity of Newly Consolidated Subsidiaries | - | -7,572 |
| **Net Cash from Investing Activities** | **-55,509** | **512,056** |
| **III. Cash Flows from Financing Activities** | | |
| Decrease in Subordinated Bonds and Convertible Bonds | - | -11,984 |
| Issuance of common stock | - | 57,100 |
| Dividends Paid | -7,294 | -4,665 |
| Dividends Paid to Minority Interests | -673 | -8 |
| Increase in Treasury Stock | -1,712 | - |
| Decrease in Treasury Stock | 2,860 | 202 |
| **Net Cash from Financing Activities** | **-6,820** | **40,643** |
| **IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents** | **34** | **351** |
| **V. Net Increase in Cash and Cash Equivalents** | **-727,829** | **1,084,861** |
| **VI. Cash and Cash Equivalents at the Beginning of Fiscal Year** | **1,250,731** | **173,369** |
| **VII. Decrease in Cash and Cash Equivalents Due to Exclusion of Subsidiaries from Consolidation** | - | -7,499 |
| **VIII. Cash and Cash Equivalents at the End of Period** | **522,901** | **1,250,731** |

<Note>Amounts less than one million yen are omitted.

# The Chuo Mitsui Trust and Banking Company, Limited

Business Results for the First Half of Fiscal Year Ended September 30, 2002 <Non-Consolidated>

The Listed Parent Company : Mitsui Trust Holdings,Inc.

33-1,Shiba 3-chome, Minato-ku, Tokyo 105-8574 Japan
Listed Stock Exchanges Tokyo, Osaka, Nagoya
Stock Code Number : 8309
(URL http://www.mitsuitrust-fg.co.jp/ )
Date of Board of Directors' Meeting November 25, 2002
President:Kiichiro Furusawa

*for further information*
Koichi Omata, Deputy General Manager of General Planning Department Mitsui Trust Holdings,Inc.
phone : Tokyo (03)5232-8642
Hiroto Tsutsui, Deputy General Manager of Corporate Planning Department The Chuo Mitsui Trust and Banking Company,Limited.
phone : Tokyo (03)5232-8808

1. Business Results for the 1st Half of Fiscal Year 2002 (from April 1, 2002 to September 30, 2002)

(1) Business Results <Note>Amount less than one million yen are omitted.

| | Ordinary Income | (year on year change) | Ordinary Profits | (year on year change) | Net Income | (year on year change) |
|---|---|---|---|---|---|---|
| | yen in millions | % | yen in millions | % | yen in millions | % |
| 1st Half '02 | 207,758 | (-1.8) | 16,632 | - | 28,479 | - |
| 1st Half '01 | 211,593 | (-26.6) | -34,083 | - | -28,604 | - |
| '01 | 456,616 | | -359,240 | | -287,441 | |

| | Net Income per Common Share |
|---|---|
| | yen |
| 1st Half '02 | 25.79 |
| 1st Half '01 | -34.97 |
| '01 | -350.26 |

*Note:* Average Number of Common Shares Outstanding 1st half of Year Ended September30,2002 : 1,104,198,334 shares
1st half of Year Ended September30,2001 : 818,082,644 shares
The Year Ended March 31,2002 : 820,640,560 shares

(2) Dividend Payment per Common Share

| | Interim Dividend | Annual Dividend |
|---|---|---|
| 1st Half '02 | - yen | |
| 1st Half '01 | - yen | |
| '01 | | - yen |

(3)Financial Position

| | Total Assets | Net Capital | Net Capital Ratio | Net Capital per Common Share | Non-Consolidated BIS Ratio (uniform domestic standard) |
|---|---|---|---|---|---|
| | yen in millions | yen in millions | % | yen | % |
| 1st Half '02 | 12,178,922 | 447,497 | 3.7 | 13.81 | *preliminary* 9.35 |
| 1st Half '01 | 13,628,309 | 543,202 | 4.0 | 135.62 | 9.09 |
| '01 | 13,006,361 | 526,778 | 4.1 | 85.61 | 10.23 |

*Note:* Number of Common Shares Issued at 1st half of Year Ended September30,2002 : 1,104,198,334 shares
1st half of Year Ended September30,2001 : 818,095,609 shares
The Year Ended March 31,2002 : 1,104,198,334 shares

2. Estimate for This Fiscal Year (from April 1, 2002 to March 31, 2003)

Please refer to the Estimate of Fiscal Year 2002 of Mitsui Trust Holdings, Inc.

# The Chuo Mitsui Trust and Banking Company, Limited

Non-Consolidated Balance Sheets

(Banking Account) (yen in millions)

| | 1st Half '02(A) | 1st Half '01(B) | (A)-(B) | '01(C) | (A)-(C) |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Cash and Due from Banks | 472,620 | 517,663 | -45,043 | 974,480 | -501,860 |
| Receivables under Resale Agreements | 99,999 | 109,998 | -9,998 | - | 99,999 |
| Receivables under Securities Borrowing Transactions | 4,620 | - | 4,620 | - | 4,620 |
| Trading Assets | 13,650 | 11,462 | 2,188 | 12,196 | 1,454 |
| Money Held in Trust | 62,804 | 78,287 | -15,482 | 73,954 | -11,149 |
| Investment Securities | 3,197,346 | 3,978,258 | -780,912 | 3,430,118 | -232,772 |
| Loans and Bills Discounted | 7,319,611 | 7,792,297 | -472,685 | 7,509,754 | -190,142 |
| Foreign Exchanges | 4,773 | 3,403 | 1,369 | 4,854 | -81 |
| Other Assets | 266,476 | 298,809 | -32,332 | 266,671 | -194 |
| Premises and Equipment | 186,157 | 204,820 | -18,662 | 198,827 | -12,670 |
| Deferred Tax Assets | 422,356 | 390,020 | 32,336 | 381,520 | 40,836 |
| Customers' Liabilities for Acceptances and Guarantees | 285,981 | 389,563 | -103,582 | 331,110 | -45,129 |
| Reserve for Possible Loan Losses | -157,475 | -146,161 | -11,314 | -177,126 | 19,651 |
| Reserve for Possible Losses on Investment Securities | - | -113 | 113 | -0 | 0 |
| **Total Assets** | **12,178,922** | **13,628,309** | **-1,449,386** | **13,006,361** | **-827,439** |
| **Liabilities** | | | | | |
| Deposits | 8,060,529 | 7,600,507 | 460,021 | 7,561,495 | 499,033 |
| Negotiable Certificates of Deposit | 248,700 | 471,200 | -222,500 | 162,580 | 86,120 |
| Call Money | 160,000 | 8,358 | 151,642 | 230,000 | -70,000 |
| Payables under Repurchase Agreements | - | 3,599 | -3,599 | - | - |
| Payables under Securities Lending Transactions | 129,786 | - | 129,786 | - | 129,786 |
| Bills Sold | 1,400 | 29,200 | -27,800 | 356,500 | -355,100 |
| Trading Liabilities | 12,582 | 9,770 | 2,812 | 5,775 | 6,807 |
| Borrowed Money | 420,922 | 432,953 | -12,030 | 421,582 | -659 |
| Foreign Exchanges | 7 | 13 | -5 | 27 | -19 |
| Bonds and Notes | 116,100 | 100,000 | 16,100 | 100,000 | 16,100 |
| Convertible Bonds and Notes | 3,390 | 24,653 | -21,263 | 19,490 | -16,100 |
| Payable to Trust Account | 2,201,365 | 3,632,872 | -1,431,507 | 2,860,126 | -658,761 |
| Other Liabilities | 77,676 | 329,474 | -251,797 | 410,645 | -332,968 |
| Reserve for Bonuses | 2,403 | 3,585 | -1,181 | 2,818 | -414 |
| Reserve for Retirement Benefits | - | 9,305 | -9,305 | 7,070 | -7,070 |
| Reserve for Possible Losses on Loans Sold to CCPC | 7,490 | 8,196 | -706 | 7,167 | 322 |
| Reserve for Possible Foreign Exchange Losses on Trust Account | - | 28,490 | -28,490 | - | - |
| Other Reserves | - | 0 | -0 | 0 | -0 |
| Deferred Tax Liabilities for Land Revaluation Excess | 3,089 | 3,361 | -271 | 3,193 | -103 |
| Acceptances and Guarantees | 285,981 | 389,563 | -103,582 | 331,110 | -45,129 |
| **Total Liabilities** | **11,731,425** | **13,085,106** | **-1,353,681** | **12,479,583** | **-748,158** |
| **Stockholder' Equity** | | | | | |
| Common and Preferred Stock | - | 322,920 | -322,920 | 334,802 | -334,802 |
| Legal Reserves | - | 338,676 | -338,676 | 362,311 | -362,311 |
| Land Revaluation Reserve | - | 5,224 | -5,224 | 4,939 | -4,939 |
| Earned Surplus | - | 83,380 | -83,380 | -175,002 | 175,002 |
| Voluntary Reserve | - | 52,953 | -52,953 | 52,953 | -52,953 |
| Unappropriated Earned Surplus | - | 30,427 | -30,427 | -227,955 | 227,955 |
| Net Income | - | -28,604 | 28,604 | -287,441 | 287,441 |
| Net Unrealized Gains on Securities Available for Sale,Net of Taxes | - | -207,000 | 207,000 | -273 | 273 |
| **Total Stockholder' Equity** | - | **543,202** | **-543,202** | **526,778** | **-526,778** |
| Common and Preferred Stock | 334,802 | - | 334,802 | - | 334,802 |
| Capital Surplus | 187,309 | - | 187,309 | - | 187,309 |
| Capital Reserve | 187,309 | - | 187,309 | - | 187,309 |
| Retained Earnings | 28,781 | - | 28,781 | - | 28,781 |
| Voluntary Reserve | - | - | - | - | - |
| Unappropriated Earned Surplus | 28,781 | - | 28,781 | - | 28,781 |
| Net Income | 28,479 | - | 28,479 | - | 28,479 |
| Land Revaluation Reserve | 4,740 | - | 4,740 | - | 4,740 |
| Net Unrealized Gains on Securities Available for Sale,Net of Taxes | -108,137 | - | -108,137 | - | -108,137 |
| **Total Stockholder' Equity** | **447,497** | - | **447,497** | - | **447,497** |
| **Total Liabilities and Stockholder' Equity** | **12,178,922** | **13,628,309** | **-1,449,386** | **13,006,361** | **-827,439** |

<note> Amounts less than one million yen are omitted.

# The Chuo Mitsui Trust and Banking Company, Limited

Non-Consolidated Statements of Income

(Banking Account) (yen in millions)

| | 1st Half '02(A) | 1st Half '01(B) | (A)-(B) | '01(C) |
|---|---|---|---|---|
| **Ordinary Income** | **207,758** | **211,593** | **-3,835** | **456,616** |
| Trust Fees | 34,079 | 42,270 | -8,190 | 79,262 |
| Interest Income | 84,500 | 99,586 | -15,086 | 191,770 |
| (Interest on Loans and Bills Discounted) | ( 61,088 ) | ( 67,090 ) | ( -6,001 ) | ( 129,143 ) |
| (Interest and Dividends on Securities) | ( 22,637 ) | ( 30,829 ) | ( -8,192 ) | ( 59,872 ) |
| Fees and Commissions Received | 23,370 | 23,210 | 159 | 65,802 |
| Trading Revenue | 274 | 735 | -461 | 648 |
| Other Operating Income | 37,567 | 23,423 | 14,143 | 54,452 |
| Other Income | 27,966 | 22,366 | 5,599 | 64,680 |
| **Ordinary Expenses** | **191,125** | **245,677** | **-54,551** | **815,857** |
| Interest Expenses | 33,785 | 55,021 | -21,235 | 95,762 |
| (Interest on Deposits) | ( 15,482 ) | ( 21,844 ) | ( -6,361 ) | ( 37,637 ) |
| Fees and Commissions Paid | 7,272 | 6,908 | 364 | 15,374 |
| Trading Expenses | - | 177 | -177 | 223 |
| Other Operating Expenses | 600 | 1,991 | -1,390 | 2,478 |
| General and Administrative Expenses | 64,514 | 83,001 | -18,487 | 161,728 |
| Other Expenses | 84,951 | 98,577 | -13,625 | 540,290 |
| **Ordinary Profits** | **16,632** | **-34,083** | **50,716** | **-359,240** |
| **Extraordinary Profits** | **2,401** | **13,231** | **-10,830** | **19,607** |
| **Extraordinary Losses** | **8,637** | **26,772** | **-18,134** | **95,420** |
| **Income before Income Taxes** | **10,396** | **-47,624** | **58,020** | **-435,054** |
| **Provision for Income Taxes** | **-746** | **215** | **-962** | **387** |
| **Deferred Income Taxes** | **-17,337** | **-19,235** | **1,898** | **-148,000** |
| **Net Income** | **28,479** | **-28,604** | **57,084** | **-287,441** |
| **Unappropriated Retained Earnings at the Beginning of Year** | **-** | **59,032** | **-59,032** | **59,032** |
| **Transfer from Land Revaluation Reserve** | **302** | **-** | **302** | **453** |
| **Unappropriated Retained Earnings at the End of Term** | **28,781** | **30,427** | **-1,645** | **-227,955** |

# The Chuo Mitsui Trust and Banking Company, Limited

Balance Sheets (Trust Account — Unaudited)

(Trust Account) (yen in millions)

| | 1st Half '02(A) | 1st Half '01(B) | (A)-(B) | '01(C) | (A)-(C) |
|---|---|---|---|---|---|
| Loans and Bills Discounted | 2,371,014 | 2,943,181 | -572,166 | 2,592,906 | -221,892 |
| Securities | 175,780 | 22,505,924 | -22,330,143 | 280,375 | -104,595 |
| Securities Held for Investment Trusts | - | 5,330,428 | -5,330,428 | - | - |
| Foreign Investment Held for Investment Trusts | - | 512,444 | -512,444 | - | - |
| Beneficiary Rights | 5,162 | 763,805 | -758,642 | 6,847 | -1,684 |
| Securities Held in Custody Accounts | 578 | 2,739 | -2,161 | 722 | -144 |
| Securities Lent | - | 2 | -2 | - | - |
| Money Claims | 200,015 | 5,259,966 | -5,059,950 | 292,268 | -92,253 |
| Premises and Equipment | 1,143,701 | 953,452 | 190,249 | 1,066,122 | 77,578 |
| Surface Rights | 2,445 | - | 2,445 | 2,445 | - |
| Lease Rights | 3,407 | 473 | 2,934 | 3,438 | -30 |
| Other Claims | 22,387 | 22,468 | -80 | 20,134 | 2,253 |
| Call Loans | - | 1,136,855 | -1,136,855 | - | - |
| Due from Banking Account | 2,201,365 | 3,632,872 | -1,431,507 | 2,860,126 | -658,761 |
| Cash and Due from Banks | 33,569 | 540,856 | -507,287 | 27,922 | 5,647 |
| **Total Assets** | **6,159,428** | **43,605,470** | **-37,446,042** | **7,153,310** | **-993,882** |
| Money Trusts | 1,578,260 | 22,061,140 | -20,482,879 | 1,621,520 | -43,260 |
| Pension Trusts | - | 6,245,969 | -6,245,969 | - | - |
| Property Formation Benefit Trusts | 20,228 | 19,860 | 367 | 21,242 | -1,014 |
| Loan Trusts | 2,850,987 | 4,649,484 | -1,798,496 | 3,762,116 | -911,128 |
| Investment Trusts | - | 6,978,767 | -6,978,767 | - | - |
| Money in Trust Other than Money Trust | 27,355 | 742,769 | -715,414 | 29,368 | -2,013 |
| Securities in Trust | 589 | 756,872 | -756,283 | 734 | -144 |
| Money Claims in Trust | 436,495 | 621,148 | -184,653 | 558,827 | -122,331 |
| Equipment Trusts | 970 | 1,227 | -256 | 1,091 | -120 |
| Real Estate Trusts | 90,368 | 97,171 | -6,803 | 95,425 | -5,057 |
| General Trusts | 1,154,172 | 1,431,058 | -276,885 | 1,062,983 | 91,189 |
| **Total Liabilities** | **6,159,428** | **43,605,470** | **-37,446,042** | **7,153,310** | **-993,882** |

<note> Amounts less than one million yen are omitted.

# The Chuo Mitsui Trust and Banking Company, Limited

The Balance of Selected Accounts

(yen in millions)

| | 1st Half '02(A) | 1st Half '01(B) | (A)-(B) | '01(C) | (A)-(C) |
|---|---|---|---|---|---|
| **Total Funds** | **12,758,705** | **41,048,161** | **-28,289,456** | **13,128,955** | **-370,250** |
| Deposits | 8,060,529 | 7,600,507 | 460,021 | 7,561,495 | 499,033 |
| Negotiable Certificates of Deposit | 248,700 | 471,200 | -222,500 | 162,580 | 86,120 |
| Money Trusts | 1,578,260 | 22,061,140 | -20,482,879 | 1,621,520 | -43,260 |
| Pension Trusts | - | 6,245,969 | -6,245,969 | - | - |
| Property Formation Benefit Trusts | 20,228 | 19,860 | 367 | 21,242 | -1,014 |
| Loan Trusts | 2,850,987 | 4,649,484 | -1,798,496 | 3,762,116 | -911,128 |
| **Loans and Bills Discounted** | **9,690,626** | **10,735,479** | **-1,044,852** | **10,102,661** | **-412,034** |
| Banking Account | 7,319,611 | 7,792,297 | -472,685 | 7,509,754 | -190,142 |
| Trust Account | 2,371,014 | 2,943,181 | -572,166 | 2,592,906 | -221,892 |
| **Securities** | **3,373,126** | **26,484,182** | **-23,111,055** | **3,710,493** | **-337,367** |
| Banking Account | 3,197,346 | 3,978,258 | -780,912 | 3,430,118 | -232,772 |
| Trust Account | 175,780 | 22,505,924 | -22,330,143 | 280,375 | -104,595 |

<note> Amounts less than one million yen are omitted.

# The Chuo Mitsui Trust and Banking Company, Limited

Business Results for the First Half of Fiscal Year Ended September 30,2002<Consolidated>

The Listed Parent Company : Mitsui Trust Holdings,Inc.

33-1,Shiba 3-chome ,Minato-ku,Tokyo 105-8574 Japan
Listed Stock Exchanges Tokyo, Osaka, Nagoya
Stock Code Number: 8309
(URL: http://www.mitsuitrust-fg.co.jp/)
Date of Board of Directors' Meeting: November 25, 2002
President: Kiichiro Frusawa

*for further information*
Koichi Omata, Deputy General Manager of General Planning Department
Mitsui Trust Holdings,Inc.
phone : Tokyo (03)5232-8642
Hiroto Tsutsui, Deputy General Manager of Corporate Planning Department
The Chuo Mitsui Trust and Banking Company,Limited.
phone : Tokyo (03)5232-8808

1.Business Results for the 1st Half of Fiscal Year 2002 (from April 1, 2002 to September 30 , 2002 )

(1)Business Results

<Note>Amounts less than one million yen are omitted.

| | Ordinary Income | (year on year change) | Ordinary Profits | (year on year change) | Net Income | (year on year change) |
|---|---|---|---|---|---|---|
| | yen in millions | % | yen in millions | % | yen in millions | % |
| 1st Half '02 | 233,143 | -1.1 | 19,968 | - | 30,180 | - |
| 1st Half '01 | 235,675 | -24.6 | -33,285 | - | -37,366 | - |
| '01 | 503,422 | | -357,304 | | -295,808 | |

| | Net Income per Common Share | Net Income per Common Share(Diluted) |
|---|---|---|
| | yen | yen |
| 1st Half '02 | 27.33 | 14.49 |
| 1st Half '01 | -46.09 | - |
| '01 | -364.36 | - |

*Note.* 1. Net Income(loss) from Unconsolidated Entities by Equity Method
1st Half of Year Ended September 30,2002 : 7 million
1st Half of Year Ended September 30,2001 : - million
The Year Ended March 31,2002 : - million

2. Average Number of Common Shares Outstanding
1st Half of Year Ended September 30,2002 : 1,104,198,334 shares
1st Half of Year Ended September 30,2001 : 810,678,333 shares
The Year Ended March 31,2002 : 811,843,199 shares

(2)Financial Position

| | Total Assets | Net Capital | Net Capital Ratio | Net Capital per Common Share | Consolidated BIS Ratio (uniform domestic standard) |
|---|---|---|---|---|---|
| | yen in millions | yen in millions | % | yen | % |
| 1st Half '02 | 12,196,277 | 438,284 | 3.6 | 5.47 | *preliminary* 9.28 |
| 1st Half '01 | 13,662,848 | 528,953 | 3.9 | 119.29 | 9.06 |
| '01 | 13,012,122 | 515,856 | 4.0 | 75.72 | 10.1 |

*Note.* Number of Common Shares Issued at
1st Half of Year Ended September 30,2002 : 1,104,198,334 shares
1st Half of Year Ended September 30,2001 : 810,695,595 shares
The Year Ended March 31,2002 : 1,104,198,334 shares

(3)Cash Flow Position

| | Net Cash from Operating Activities | Net Cash from Investing Activities | Net Cash from Financing Activities | Cash and Cash Equivalents at the End of Fiscal Year |
|---|---|---|---|---|
| | yen in millions | yen in millions | yen in millions | |
| 1st Half '02 | -572,328 | 54,362 | -1 | 403,048 |
| 1st Half '01 | 400,451 | -106,236 | -11,485 | 448,569 |
| '01 | 227,224 | 496,946 | 40,643 | 920,982 |

(4)Basis of Consolidation
Number of Consolidated Subsidiaries: 19
Number of Unconsolidated Subsidiaries Accounted for Equity Method : -
Number of Affiliates Accounted for Equity Method : 1

(5)Change in Number of Subsidiaries and Affiliates
Consolidated Subsidiaries : -
Affiliates Accounted for Equity Method : Increased by 1

2. Estimate for This Fiscal Year (from April 1 , 2002 to March 31 , 2003)

Please refer to the Estimate of Fiscal Year 2002 of Mitsui Trust Holdings, Inc.

# The Chuo Mitsui Trust and Banking Company, Limited

Consolidated Balance Sheets

(Banking Account) ( yen in millions)

| | 1st Half '02 (A) | 1st Half '01 (B) | (A)-(B) | '01(C) | (A)-(C) |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Cash and Due from Banks | 474,631 | 490,739 | -16,108 | 976,535 | -501,904 |
| Receivables under Resale Agreements | 99,999 | 109,998 | -9,998 | 5,003 | 94,996 |
| Receivables under securities borrowing transactions | 4,620 | - | 4,620 | - | 4,620 |
| Trading Assets | 13,650 | 11,451 | 2,198 | 12,186 | 1,464 |
| Money Held in Trust | 73,480 | 89,273 | -15,793 | 83,928 | -10,448 |
| Investment Securities | 3,208,823 | 3,976,592 | -767,768 | 3,439,046 | -230,222 |
| Loans and Bills Discounted | 7,242,314 | 7,755,486 | -513,171 | 7,416,100 | -173,785 |
| Foreign Exchanges | 4,773 | 3,403 | 1,369 | 4,854 | -81 |
| Other Assets | 289,144 | 326,537 | -37,392 | 289,483 | -338 |
| Premises and Equipment | 259,472 | 290,563 | -31,090 | 273,322 | -13,849 |
| Deferred Tax Assets | 426,309 | 394,480 | 31,829 | 384,950 | 41,359 |
| Customers' Liabilities for Acceptances and Guarantees | 262,262 | 363,870 | -101,608 | 306,927 | -44,664 |
| Reserve for Possible Loan Losses | -163,205 | -149,436 | -13,769 | -180,216 | 17,010 |
| Reserve for Possible Losses on Investment Securities | - | -113 | 113 | △0 | 0 |
| **Total Assets** | **12,196,277** | **13,662,848** | **-1,466,570** | **13,012,122** | **-815,845** |
| **Liabilities** | | | | | |
| Deposits | 8,049,394 | 7,593,164 | 456,229 | 7,539,007 | 510,386 |
| Negotiable Certificates of Deposit | 248,700 | 471,200 | -222,500 | 162,580 | 86,120 |
| Call Money and Bills Sold | 161,400 | 37,558 | 123,842 | 586,500 | -425,100 |
| Payables under Repurchase Agreements | - | 3,599 | -3,599 | - | - |
| Payables under securities lending transactions | 129,786 | - | 129,786 | - | 129,786 |
| Trading Liabilities | 12,582 | 9,770 | 2,812 | 5,775 | 6,807 |
| Borrowed Money | 427,091 | 456,115 | -29,023 | 432,810 | -5,718 |
| Foreign Exchanges | 7 | 13 | -5 | 27 | -19 |
| Bonds and Notes | 138,902 | 124,701 | 14,200 | 123,130 | 15,771 |
| Convertible Bonds and Notes | 4,015 | 24,653 | -20,638 | 20,143 | -16,128 |
| Payable to Trust Account | 2,201,365 | 3,634,102 | -1,432,737 | 2,860,126 | -658,761 |
| Other Liabilities | 101,166 | 353,823 | -252,657 | 432,418 | -331,251 |
| Reserve for Bonuses | 3,030 | 4,376 | -1,345 | 3,507 | -476 |
| Reserve for Retirement Benefits | 468 | 9,781 | -9,312 | 7,507 | -7,038 |
| Reserve for Possible Losses on Loans Sold to CCPC | 7,490 | 8,196 | -706 | 7,167 | 322 |
| Reserve for Possible Foreign Exchange Losses on Trust Account | - | 28,490 | -28,490 | - | - |
| Other Reserves | - | 0 | -0 | 0 | -0 |
| Deferred Tax Liabilities | 1,091 | 612 | 478 | 745 | 345 |
| Deferred Tax Liabilities for Land Revaluation | 3,089 | 3,361 | -271 | 3,193 | -103 |
| Acceptances and Guarantees | 262,262 | 363,870 | -101,608 | 306,927 | -44,664 |
| **Total Liabilities** | **11,751,845** | **13,127,392** | **-1,375,547** | **12,491,567** | **-739,722** |
| **Minority Interest in Consolidated Subsidiaries** | | | | | |
| Minority Interest in Consolidated Subsidiaries | 6,147 | 6,501 | **-354** | **4,698** | **1,449** |
| **Stockholders' Equity** | | | | | |
| Common and Preferred Stock | 334,802 | 322,920 | 11,881 | 334,802 | - |
| Capital Surplus | 187,309 | 295,323 | -108,013 | 318,958 | -131,648 |
| Retained Earnings | 19,771 | 115,982 | -96,211 | -142,360 | 162,131 |
| Land Revaluation Reserve | 4,740 | 5,224 | -484 | 4,939 | -198 |
| Net Unrealized Gains on Securities Available for Sale , Net of Taxes | -107,400 | -206,228 | 98,827 | 489 | -107,889 |
| Foreign Currency Translation Adjustments | -938 | -1,253 | 314 | -972 | 33 |
| Treasury Stock | - | -3,015 | 3,015 | - | - |
| **Total Stockholders' Equity** | **438,284** | **528,953** | **-90,669** | **515,856** | **-77,571** |
| **Total Liabilities , Minority Interest in Consolidated Subsidiaries and Stockholders' Equity** | **12,196,277** | **13,662,848** | **-1,466,570** | **13,012,122** | **-815,845** |

<Note>Amounts less than one million yen are omitted.

# The Chuo Mitsui Trust and Banking Company, Limited

Consolidated Statements of Income

(Banking Account) (yen in millions )

| | 1st Half '02 (A) | 1st Half '01 (B) | (A)-(B) | '01 |
|---|---|---|---|---|
| **Ordinary Income** | **233,143** | **235,675** | -2,531 | **503,422** |
| Trust Fees | 34,079 | 42,663 | -8,584 | 79,656 |
| Interest Income | 84,511 | 99,573 | -15,061 | 192,362 |
| Interest on Loans and Bills Discounted | 60,958 | 66,854 | -5,895 | 128,693 |
| Interest and Dividends on Securities | 22,820 | 30,962 | -8,141 | 60,828 |
| Fees and Commissions Received | 28,378 | 27,563 | 815 | 75,368 |
| Trading Revenue | 274 | 733 | -459 | 645 |
| Other Operating Income | 37,567 | 22,611 | 14,955 | 53,890 |
| Other Income | 48,332 | 42,528 | 5,803 | 101,497 |
| **Ordinary Expenses** | **213,175** | **268,960** | **-55,785** | **860,726** |
| Interest Expenses | 34,019 | 55,521 | -21,501 | 96,701 |
| Interest on Deposits | 15,446 | 21,766 | -6,320 | 37,488 |
| Fees and Commissions Paid | 1,683 | 3,149 | -1,465 | 6,852 |
| Trading Expenses | - | 177 | -177 | 223 |
| Other Operating Expenses | 600 | 1,991 | -1,390 | 2,301 |
| General and Administrative Expenses | 71,116 | 88,807 | -17,691 | 172,673 |
| Other Expenses | 105,755 | 119,313 | -13,558 | 581,974 |
| **Ordinary Profits** | **19,968** | **-33,285** | 53,253 | **-357,304** |
| **Extraordinary Profits** | **2,409** | **2,236** | 173 | **8,615** |
| **Extraordinary Losses** | **8,670** | **26,966** | **-18,296** | **95,653** |
| **Income before Income Taxes and Minority Interests** | **13,707** | **-58,015** | **71,722** | **-444,342** |
| **Provision for Income Taxes** | **318** | **887** | **-569** | **1,354** |
| **Deferred Income Taxes** | **-17,362** | **-21,609** | **4,247** | **-149,927** |
| **Minority Interests in Net Income** | **570** | **72** | **498** | **39** |
| **Net Income** | **30,180** | **-37,366** | **67,547** | **-295,808** |

<Note>Amounts less than one million yen are omitted.

## The Chuo Mitsui Trust and Banking Company, Limited

Consolidated Statements of Capital Surplus and Retained Earnings

(Banking Account) (yen in millions)

| | 1st Half '02 (A) | 1st Half '01 (B) | (A)-(B) | '01 |
|---|---|---|---|---|
| **Balance at Beginning of the Period** | - | 157,939 | -157,939 | 157,939 |
| **Increase of Retained Earnings** | - | 74 | -74 | 1,226 |
| Increase in Retained Earnings Due to Change in Share Interest Ratio of Subsidiaries | - | 74 | -74 | 772 |
| Transfer from Land Revaluation Reserve | - | - | - | 453 |
| **Decrease of Retained Earnings** | - | 4,665 | -4,665 | 5,717 |
| Decrease in Retained Earnings Due to Exclusion of Subsidiaries from Consolidation | - | - | - | 1,052 |
| Dividend declared | - | 4,665 | -4,665 | 4,665 |
| **Net Loss** | - | 37,366 | -37,366 | 295,808 |
| **Balance at End of the Period** | - | 115,982 | -115,982 | -142,360 |
| **Capital Surplus:** | | | | |
| **Capital Surplus at Beginning of the Period** | 318,958 | - | 318,958 | - |
| **Decrease of Capital Surplus** | 131,648 | - | 131,648 | - |
| Transfer to Retained Earnings | 131,648 | - | 131,648 | - |
| **Capital Surplus at End of the Period** | 187,309 | - | 187,309 | - |
| **Retained Earnings:** | | | | |
| **Retained Earnings at Beginning of the Period** | -142,360 | - | -142,360 | - |
| **Increase of Retained Earnings** | 162,131 | - | 162,131 | - |
| Net Income | 30,180 | - | 30,180 | - |
| Transfer from Capital Reserve | 131,648 | - | 131,648 | - |
| Transfer from Land Revaluation Reserve | 302 | - | 302 | - |
| **Retained Earnings at End of the Period** | 19,771 | - | 19,771 | - |

<Note>Amounts less than one million yen are omitted.

# The Chuo Mitsui Trust and Banking Company, Limited

Consolidated Statement of Cash Flows

(Banking Account) (yen in millions)

| | 1st Half '02 (A) | 1st Half '01 (B) | (A)-(B) | '01 |
|---|---|---|---|---|
| **I. Cash Flows from Operating Activities :** | | | | |
| Net Income Before Income Taxes and Minority Interests | 13,707 | -58,015 | 71,722 | -444,342 |
| Depreciation and Amortization | 23,020 | 21,573 | 1,446 | 50,528 |
| Goodwill Amortization | - | 98 | -98 | 98 |
| Equity in Earnings of affiliates | -7 | - | -7 | - |
| Provision for Reserve for Possible Loan Losses | -12,677 | 11,145 | -23,822 | 41,938 |
| Provision for Reserve for Possible Losses on Investment Securities | -0 | -76 | 76 | -190 |
| Provision for Reserve for Possible Losses on Loans Sold to CCPC | 322 | -548 | 871 | -1,578 |
| Provision for Reserve for Bonuses | -476 | 4,376 | -4,853 | 4,133 |
| Provision for Retirement Benefits | 35,558 | -1,164 | 36,723 | -2,350 |
| Provision for Possible Foreign Exchange Losses on Trust Account | - | 1,730 | -1,730 | -26,760 |
| Accrued Interest and Dividend Income | -84,511 | -99,573 | 15,061 | -192,362 |
| Accrued Interest Expenses | 34,019 | 55,521 | -21,501 | 96,701 |
| Investment Securities Losses (Gains) - Net | -10,217 | 45,968 | -56,185 | 341,738 |
| Losses (Gains) on Money Held in Trust | -877 | 136 | -1,014 | -457 |
| Foreign Exchange Losses (Gains) - Net | 11,727 | 9,767 | 1,959 | -20,443 |
| Losses (Gains) on Sales of Premises and Equipment | 1,337 | 977 | 359 | 3,302 |
| Net Decrease (Increase) in Trading Assets | -1,464 | -3,685 | 2,221 | -4,420 |
| Net Increase (Decrease) in Trading Liabilities | 6,807 | 4,563 | 2,243 | 568 |
| Net Decrease (Increase) in Loans and Bills Discounted | 173,785 | -34,634 | 208,419 | 272,893 |
| Net Increase (Decrease) in Deposits | 510,386 | 63,732 | 446,654 | 10,915 |
| Net Increase (Decrease) in Negotiable Certificates of Deposits | 86,120 | 137,648 | -51,528 | -170,972 |
| Net Increase (Decrease) in Borrowed Money (Excluding Subordinated Borrowings) | -5,718 | -9,228 | 3,509 | -24,465 |
| Net Decrease (Increase) in Interest-Earning Deposits in Other Banks | -16,029 | 284,824 | -300,853 | 290,932 |
| Net Decrease (Increase) in Call Loans and Others | -94,996 | 70,266 | -165,262 | 175,260 |
| Net Increase (Decrease) in Deposit for Securities Borrowing Transactions | 1,350 | -29,237 | 30,587 | -5,970 |
| Net Increase (Decrease) in Call Money and Others | -425,100 | -10,354 | -414,745 | 534,988 |
| Net Increase (Decrease) in Deposit for Securities Lending Transactions | -117,575 | 208,296 | -325,872 | 247,362 |
| Net Decrease (Increase) in Foreign Exchanges (Assets) | 81 | 9,980 | -9,899 | 8,530 |
| Net Increase (Decrease) in Foreign Exchanges (Liabilities) | -19 | -41 | 21 | -26 |
| Net Increase (Decrease) in Payable to Trust Account | -658,761 | -282,963 | -375,798 | -1,055,709 |
| Interest and Dividends Received | 92,709 | 110,869 | -18,159 | 209,622 |
| Interest Paid | -37,246 | -59,439 | 22,192 | -110,521 |
| Other-Net | -97,767 | -47,972 | -49,795 | 2,830 |
| **Subtotal** | **-572,513** | **404,545** | **-977,058** | **231,774** |
| Income Taxes Paid | 184 | -4,094 | 4,278 | -4,550 |
| **Net Cash from Operating Activities** | **-572,328** | **400,451** | **-972,779** | **227,224** |

| | 1st Half '02 (A) | 1st Half '01 (B) | (A)-(B) | '01 |
|---|---|---|---|---|
| **II. Cash Flows from Investing Activities :** | | | | |
| Purchases of Investment Securities | -3,588,930 | -2,059,124 | -1,529,805 | -3,276,141 |
| Sales of Investment Securities | 2,970,202 | 1,166,440 | 1,803,762 | 2,258,970 |
| Redemptions of Investment Securities | 666,039 | 799,400 | -133,361 | 1,537,250 |
| Increase in Money Held in Trust | -5,277 | -2,506 | -2,770 | -2,512 |
| Decrease in Money Held in Trust | 17,296 | 11,507 | 5,789 | 17,251 |
| Purchases of Premises and Equipment | -17,073 | -23,580 | 6,506 | -45,561 |
| Proceeds from Sales of Premises and Equipment | 12,104 | 9,199 | 2,905 | 14,915 |
| Purchases of Equity of Newly Consolidated Subsidiaries | - | -7,572 | 7,572 | -7,572 |
| Proceeds from Sales of Equity of Subsidiaries Resulting Exclusion from Consolidation | - | - | - | 346 |
| **Net Cash from Investing Activities** | **54,362** | **-106,236** | **160,598** | **496,946** |
| **III. Cash Flows from Financing Activities** | | | | |
| Decrease in Subordinated Bonds and Convertible Bonds | - | -6,814 | 6,814 | -11,984 |
| Issuance of common stock | - | - | - | 57,100 |
| Dividends Paid | - | -4,665 | 4,665 | -4,665 |
| Dividends Paid to Minority Interests | -1 | -8 | 7 | -8 |
| Decrease in Treasury Stock | - | 3 | -3 | 202 |
| **Net Cash from Financing Activities** | **-1** | **-11,485** | **11,484** | **40,643** |
| **IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents** | **34** | **-34** | **68** | **351** |
| **V. Net Increase in Cash and Cash Equivalents** | **-517,933** | **282,694** | **-800,628** | **765,165** |
| **VI. Cash and Cash Equivalents at the Beginning of Fiscal Year** | **920,982** | **173,369** | **747,612** | **173,369** |
| **VII. Decrease in Cash and Cash Equivalents Due to Exclusion of Subsidiaries from Consolidation** | **-** | **-7,494** | **7,494** | **-17,552** |
| **VIII Cash and Cash Equivalents at the End of Period** | **403,048** | **448,569** | **-45,520** | **920,982** |

<Note>Amounts less than one million yen are omitted.

# Mitsui Asset Trust and Banking Company, Limited

Business Results for the First Half of Fiscal Year Ended September 30, 2002 <Non-Consolidated>

The Listed Parent Company : Mitsui Trust Holdings,Inc.

23-1,Shiba 3-chome, Minato-ku, Tokyo 105-8574 Japan

Listed Stock Exchanges Tokyo, Osaka, Nagoya

Stock Code Number : 8309

(URL http://www.mitsuitrust-fg.co.jp/ )

Date of Board of Directors' Meeting : November 25, 2002

President:Kiichiro Furusawa

*for further information*

Koichi Omata, Deputy General Manager of General Planning Department Mitsui Trust Holdings,Inc.

phone : Tokyo (03)5232-8642

Takashi Hayashi, Deputy General Manager of Corporate Planning Department Mitsui Asset Trust and Banking Company,Limited.

phone : Tokyo (03)5232-8055

1. Business Results for the 1st Half of Fiscal Year 2002 (from April 1, 2002 to September 30, 2002)

(1) Business Results

<Note>Amount less than one million yen are ommitted.

| | Ordinary Income | (year on year change) | Ordinary Profits | (year on year change) | Net Income | (year on year change) |
|---|---|---|---|---|---|---|
| | yen in millions | % | yen in millions | % | yen in millions | % |
| 1st Half '02 | 18,041 | - | 4,682 | - | 3,032 | - |
| 1st Half '01 | 458 | (-31.7) | -104 | - | -34 | - |
| '01 | 25,657 | | 4,746 | | 2,464 | |

| | Net Income per Common Share |
|---|---|
| | yen |
| 1st Half '02 | 5,053.61 |
| 1st Half '01 | -170.05 |
| '01 | 11,868.08 |

*Note:* Average Number of Common Shares Outstanding 1st half of Year Ended September30,2002 : 600,000 shares
1st half of Year Ended September30,2001 : 200,000 shares
The Year Ended March 31,2002 : 207,671 shares

(2) Dividend Payment per Common Share

| | Interim Dividend | Annual Dividend |
|---|---|---|
| 1st Half '02 | - yen | |
| 1st Half '01 | - yen | |
| '01 | | - yen |

(3)Financial Position

| | Total Assets | Net Capital | Net Capital Ratio | Net Capital per Common Share | Non-Consolidated BIS Ratio (uniform domestic standard) |
|---|---|---|---|---|---|
| | yen in millions | yen in millions | % | yen | % |
| 1st Half '02 | 273,717 | 38,122 | 13.9 | 63,537.20 | *preliminary* 107.02 |
| 1st Half '01 | 53,172 | 10,352 | 19.5 | 51,764.82 | 25.80 |
| '01 | 443,857 | 35,096 | 7.9 | 58,494.75 | 77.22 |

*Note:* Number of Common Shares Issued at 1st half of Year Ended September 30,2002 : 600,000 shares
1st half of Year Ended September30,2001 : 200,000 shares
The Year Ended March 31,2002 : 600,000 shares

2. Estimate for This Fiscal Year (from April 1, 2002 to March 31, 2003)

Please refer to the Estimate of Fiscal Year 2002 of Mitsui Trust Holdings, Inc.

# Mitsui Asset Trust and Banking Company, Limited

Non-Consolidated Balance Sheets

(Banking Account) (yen in millions)

| | 1st Half '02(A) | 1st Half '01(B) | (A)-(B) | '01(C) | (A)-(C) |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Cash and Due from Banks | 127,203 | 10,053 | 117,150 | 405,454 | -278,250 |
| Call Loans | - | - | - | 96 | -96 |
| Investment Securities | 106,217 | 3,016 | 103,200 | 1,016 | 105,200 |
| Loans and Bills Discounted | - | 39,347 | -39,347 | - | - |
| Foreign Exchanges | 0 | - | 0 | 1 | -0 |
| Other Assets | 31,585 | 548 | 31,037 | 29,307 | 2,278 |
| Premises and Equipment | 2,706 | 194 | 2,511 | 2,644 | 62 |
| Deferred Tax Assets | 6,011 | 26 | 5,985 | 5,351 | 660 |
| Reserve for Possible Loan Losses | -8 | -15 | 6 | -13 | 5 |
| **Total Assets** | **273,717** | **53,172** | **220,544** | **443,857** | **-170,140** |
| **Liabilities** | | | | | |
| Deposits | 9,269 | 39,500 | -30,230 | 16,584 | -7,315 |
| Negotiable Certificates of Deposit | - | - | - | 100,000 | -100,000 |
| Borrowed Money | 2,000 | 2,000 | - | 2,000 | - |
| Payable to Trust Account | 214,983 | 1,229 | 213,754 | 225,164 | -10,181 |
| Other Liabilities | 7,760 | 65 | 7,695 | 63,466 | -55,705 |
| Reserve for Bonuses | 569 | 24 | 544 | 572 | -3 |
| Reserve for Retirement Benefits | 1,011 | 0 | 1,011 | 971 | 40 |
| **Total Liabilities** | **235,594** | **42,819** | **192,775** | **408,760** | **-173,165** |
| **Stockholder' Equity** | | | | | |
| Common and Prefered Stock | - | 10,000 | -10,000 | 11,000 | -11,000 |
| Legal Reserves | - | - | - | 21,246 | -21,246 |
| Earned Surplus | - | 351 | -351 | 2,849 | -2,849 |
| Unappropriated Earned Surplus | - | 351 | -351 | 2,849 | -2,849 |
| Net Income | - | -34 | 34 | 2,464 | -2,464 |
| Net Unrealized Gains on Securities Available for Sale,Net of Taxes | - | 1 | -1 | 0 | -0 |
| **Total Stockholder' Equity** | **-** | **10,352** | **-10,352** | **35,096** | **-35,096** |
| **Stockholder' Equity** | | | | | |
| Common and Prefered Stock | 11,000 | - | 11,000 | - | 11,000 |
| Capital Surplus | 21,246 | - | 21,246 | - | 21,246 |
| Capital Reserve | 21,246 | - | 21,246 | - | 21,246 |
| Retained Earnings | 5,882 | - | 5,882 | - | 5,882 |
| Unappropriated Earned Surplus | 5,882 | - | 5,882 | - | 5,882 |
| Net Income | 3,032 | - | 3,032 | - | 3,032 |
| Net Unrealized Gains on Securities Available for Sale,Net of Taxes | -5 | - | -5 | - | -5 |
| **Total Stockholder' Equity** | **38,122** | **-** | **38,122** | **-** | **38,122** |
| **Total Liabilities and Stockholder' Equity** | **273,717** | **53,172** | **220,544** | **443,857** | **-170,140** |

<note> Amounts less than one million yen are omitted.

# Mitsui Asset Trust and Banking Company, Limited

Non-Consolidated Statements of Income

(Banking Account) (yen in millions)

| | 1st Half '02(A) | 1st Half '01(B) | (A)-(B) | '01(C) |
|---|---|---|---|---|
| **Ordinary Income** | **18,041** | **458** | **17,582** | **25,657** |
| Trust Fees | 16,283 | 321 | 15,961 | 24,783 |
| Interest Income | 66 | 115 | -49 | 504 |
| (Interest on Loans and Bills Discounted) | ( - ) | ( 66 ) | ( -66 ) | ( 418 ) |
| (Interest and Dividends on Securities) | ( 2 ) | ( 18 ) | ( -16 ) | ( 21 ) |
| Fees and Commissions Received | 1,588 | 19 | 1,569 | 365 |
| Other Operating Income | 0 | - | 0 | - |
| Other Income | 102 | 2 | 100 | 3 |
| **Ordinary Expenses** | **13,359** | **563** | **12,796** | **20,910** |
| Interest Expenses | 352 | 37 | 315 | 121 |
| (Interest on Deposits) | ( 6 ) | ( 1 ) | ( 5 ) | ( 4 ) |
| Fees and Commissions Paid | 1,376 | 28 | 1,347 | 18,047 |
| Other Operating Expenses | - | 0 | -0 | 0 |
| General and Administrative Expenses | 10,378 | 496 | 9,881 | 1,881 |
| Other Expenses | 1,252 | 0 | 1,252 | 859 |
| **Ordinary Profits** | **4,682** | **-104** | **4,786** | **4,746** |
| **Extraordinary Profits** | **5** | **93** | **-88** | **94** |
| **Extraordinary Losses** | **678** | **-** | **678** | **27** |
| **Income before Income Taxes** | **4,008** | **-11** | **4,019** | **4,814** |
| **Provision for Income Taxes** | **1,632** | **0** | **1,632** | **3,391** |
| **Deferred Income Taxes** | **-655** | **22** | **-678** | **-1,042** |
| **Net Income** | **3,032** | **-34** | **3,066** | **2,464** |
| **Unappropriated Earned Surplus at the Beginning of Year** | **2,849** | **385** | **2,464** | **385** |
| **Unappropriated Earned Surplus at the End of Term** | **5,882** | **351** | **5,530** | **2,849** |

<note> Amounts less than one million yen are omitted.

# Mitsui Asset Trust and Banking Company, Limited

Balance Sheets (Trust Account — Unaudited)

(Trust Account) (yen in millions)

| | 1st Half '02(A) | 1st Half '01(B) | (A)-(B) | '01(C) | (A)-(C) |
|---|---|---|---|---|---|
| Securities | 22,806,531 | 432,672 | 22,373,858 | 22,743,057 | 63,473 |
| Securities Held for Investment Trusts | 3,337,297 | - | 3,337,297 | 3,718,002 | -380,705 |
| Foreign Investment Held for Investment Trusts | 669,529 | - | 669,529 | 570,059 | 99,469 |
| Beneficiary Rights | 968,702 | 23,539 | 945,163 | 1,004,154 | -35,451 |
| Securities Held in Custody Accounts | 16,153 | 291,767 | -275,614 | 8,373 | 7,780 |
| Money Claims | 763,910 | 683,262 | 80,647 | 776,415 | -12,505 |
| Premises and Equipment | 91,838 | 24,899 | 66,938 | 91,832 | 5 |
| Other Claims | 296,487 | 1 | 296,485 | 231,238 | 65,248 |
| Bills Bought | 5,299 | - | 5,299 | - | 5,299 |
| Call Loans | 1,077,134 | 9,599 | 1,067,535 | 1,186,819 | -109,685 |
| Due from Banking Account | 214,983 | 1,229 | 213,754 | 225,164 | -10,181 |
| Cash and Due from Banks | 312,147 | 102,796 | 209,351 | 368,870 | -56,723 |
| **Total Assets** | **30,560,014** | **1,569,767** | **28,990,247** | **30,923,988** | **-363,973** |
| Money Trusts | 15,767,563 | 147 | 15,767,416 | 15,580,634 | 186,929 |
| Pension Trusts | 6,389,096 | - | 6,389,096 | 6,374,285 | 14,810 |
| Investment Trusts | 4,799,077 | - | 4,799,077 | 5,238,786 | -439,709 |
| Money in Trust Other than Money Trust | 1,122,313 | 551,153 | 571,160 | 1,133,643 | -11,330 |
| Securities in Trust | 934,415 | - | 934,415 | 962,947 | -28,531 |
| Money Claims in Trust | 450,177 | 654,930 | -204,753 | 485,885 | -35,708 |
| Real Estate Trusts | 25,104 | 25,099 | 4 | 25,073 | 31 |
| General Trusts | 1,072,266 | 338,436 | 733,829 | 1,122,731 | -50,464 |
| **Total Liabilities** | **30,560,014** | **1,569,767** | **28,990,247** | **30,923,988** | **-363,973** |

<note> Amounts less than one million yen are omitted.

# Mitsui Asset Trust and Banking Company, Limited

The Balance of Selected Accounts

(yen in millions)

| | 1st Half '02(A) | 1st Half '01(B) | (A)-(B) | '01(C) | (A)-(C) |
|---|---|---|---|---|---|
| **Total Funds** | **22,165,930** | **39,647** | **22,126,282** | **22,071,505** | **94,425** |
| Deposits | 9,269 | 39,500 | -30,230 | 16,584 | -7,315 |
| Negotiable Certificates of Deposit | - | - | - | 100,000 | -100,000 |
| Money Trusts | 15,767,563 | 147 | 15,767,416 | 15,580,634 | 186,929 |
| Pension Trusts | 6,389,096 | - | 6,389,096 | 6,374,285 | 14,810 |
| **Loans and Bills Discounted** | - | **39,347** | **-39,347** | - | - |
| Banking Account | - | 39,347 | -39,347 | - | - |
| **Securities** | **22,912,748** | **435,689** | **22,477,059** | **22,744,074** | **168,674** |
| Banking Account | 106,217 | 3,016 | 103,200 | 1,016 | 105,200 |
| Trust Account | 22,806,531 | 432,672 | 22,373,858 | 22,743,057 | 63,473 |

<note> Amounts less than one million yen are omitted.